PROSPECTUS SUPPLEMENT NO. 1 (to Prospectus dated December 22, 2022)	Filed Pursuant to Rule 424(b)(3) File No. 333-268185

DRAGONFLY ENERGY HOLDINGS CORP.

38,590,131 Shares of Common Stock

16,708,414 Warrants to Purchase Shares of Common Stock

16,708,414 Shares of Common Stock Underlying Warrants

This prospectus supplement relates to the prospectus dated December 22, 2022 (as amended and supplemented, the “Prospectus”), related to the offer and sale, from time to time, by the selling securityholders of up to 38,590,131 shares of our common stock, 16,708,414 warrants to purchase shares of common stock and 16,708,414 shares of common stock that are issuable upon the exercise of such warrants, consisting of:

•	up to 31,290,514 Consideration Shares;

•	up to 3,664,975 Option Shares;

•	up to 3,162,500 Founder Shares;

•	up to 4,627,858 Private Warrants;

•	Penny Warrants;

•	4,627,858 Private Warrant Shares;

•	457,142 $10 Warrant Shares;

•	2,593,056 Penny Warrant Shares; and

•	15,000 PIPE Investment Shares.

The Prospectus also relates to the issuance by us of up to 16,708,414 Warrant Shares, comprised of (i) 9,487,500 Public Warrant Shares, (ii) 4,627,858 Private Warrant Shares and (iii) 2,593,056 Penny Warrant Shares.

This prospectus supplement is being filed to supplement certain information contained in the Prospectus relating to the table of selling securityholders. The selling securityholders table previously omitted the securities held by BP Holdings XVII LP, Energy Impact Credit Fund II LP and Energy Impact Credit Fund I LP from the column “Securities Being Offered in the Offering”. No other changes are being made to the Prospectus.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Terms used in this prospectus supplement but not defined herein shall have the meanings given to such terms in the Prospectus.

Our common stock is currently listed on the Nasdaq Global Market under the symbol “DFLI” and our public warrants are currently listed on the Nasdaq Capital Market under the symbol “DFLIW”. As of December 29, 2022, the closing price of our common stock and warrants was $10.75 and $0.44, respectively.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

INVESTING IN OUR SECURITIES INVOLVES RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 11 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or this prospectus supplement or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 30, 2022.

SELLING SECURITYHOLDERS

We are registering the offer and sale of these securities to satisfy certain registration rights we have granted to the selling securityholders pursuant to the terms of the Registration Rights Agreement, the Private Warrants, the Public Warrants, the $10 Warrants and the Penny Warrants. The selling securityholders may offer and sell, from time to time, any or all of the shares of common stock or Private Warrants, Public Warrants and Penny Warrants being offered for resale by this prospectus, which consists of up to:

•	31,290,514 Consideration Shares;

•	3,664,975 Option Shares;

•	3,162,500 Founder Shares;

•	4,627,858 Private Warrants;

•	9,487,500 Public Warrants;

•	Penny Warrants;

•	4,627,858 Private Warrant Shares;

•	457,142 $10 Warrant Shares;

•	2,593,056 Penny Warrant Shares; and

•	15,000 PIPE Investment Shares.

The selling securityholders may from time to time offer and sell any or all of the shares of common stock or Private Warrants and Penny Warrants set forth below pursuant to this prospectus. In this prospectus, the term “selling securityholders” includes (i) the entities identified in the table below (as such table may be amended from time to time by means of an amendment to the registration statement of which this prospectus forms a part or by a supplement to this prospectus) and (ii) any donees, pledgees, transferees or other successors-in-interest that acquire any of the securities covered by this prospectus after the date of this prospectus from the named selling securityholders as a gift, pledge, partnership distribution or other non-sale related transfer.

The following table provides, as of the date of this prospectus, information regarding the beneficial ownership of our common stock and Private Warrants and Penny Warrants of each selling securityholder, the number of shares of common stock and number of Private Warrants and Penny Warrants that may be sold by each selling securityholder under this prospectus and that each selling securityholder will beneficially own after this offering. The immediately following table also sets forth the percentage of common stock beneficially owned by a selling securityholder after giving effect to the sale by the selling securityholder of all offered securities, based on 43,272,728 shares of common stock outstanding as of November 14, 2022.

For purposes of the table below, we have assumed that (i) no holders of Public Warrants exercise any of the outstanding Warrants, (ii) after termination of this offering, none of the shares of common stock covered by this prospectus will be beneficially owned by the selling securityholders and (iii) the selling securityholders will not acquire beneficial ownership of any additional securities during the offering. In addition, we assume that the selling securityholders have not sold, transferred or otherwise disposed of, our securities in transactions exempt from the registration requirements of the Securities Act. See “Certain Relationships and Related Person Transactions.”

We cannot advise you as to whether the selling securityholders will in fact sell any or all of such common stock or warrants. In addition, the selling securityholders may sell, transfer or otherwise dispose of, at any time and from time to time, common stock and warrants in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus.

Certain of the selling securityholders have an incentive to sell because they purchased shares and/or warrants at prices below the initial public offering price of $10 per share and/or below the recent trading prices of our securities. Given the substantial number of shares of common stock being registered for potential resale by the selling securityholders pursuant to this prospectus, the sale of shares by the selling securityholders, or the perception in the market that the selling securityholders of a large number of shares intend to sell shares, may increase the volatility of the market price of our common stock, may prevent the trading price of our securities from exceeding the initial public offering price and may cause the trading prices of our securities to experience a further decline. Since many of our public stockholders purchased shares at prices above, and the exercise price of our warrants exceeds, the recent trading prices for shares of our common stock, other of our securityholders may not experience a positive rate of return if they were to sell at the same prices.

Selling securityholders information for each additional selling securityholders, if any, will be set forth by a prospectus supplement to the extent required prior to the time of any offer or sale of such selling securityholders’ securities pursuant to this prospectus. Any prospectus supplement may add, update, substitute, or change the information contained in this prospectus, including the identity of each selling securityholder and the number of shares of common stock or Private Warrants, shares underlying the Penny Warrants registered on its behalf.

Please see the section entitled “Plan of Distribution” for further information regarding the selling securityholders’ method of distributing these shares of common stock and Private Warrants and Penny Warrants.

Unless otherwise noted below, the address for each selling securityholders is c/o Dragonfly Energy Holdings Corp., 1190 Trademark Drive #108, Reno, Nevada 89521.

	Securities Beneficially Owned Prior to the Offering		Securities Being Offered in the Offering				Securities Beneficially Owned After the Offered Securities are Sold
Name	Shares of Common Stock	Warrants	Shares of Common Stock	%	Warrants	%	Shares of Common Stock	Warrants
Dr. Denis Phares(1)(2)	15,899,110	—	15,899,110	36.7%	—	—	—	—
Dynavolt Technology (HK) Ltd.	11,820,900	—	11,820,900	27.3%	—	—	—	—
Jonas Grossman(3)(4)(5)	3,030,500	—	3,030,500	7.0%	—	—	—	—
Chardan NexTech Investments 2 LLC(5)	3,030,500	—	3,030,500	7.0%	—	—	—	—
Chardan NexTech 2 Warrant Holdings LLC(6)	—	4,627,858	—	—	4,627,858	—	—	—
Sean Nichols(1)(7)	3,558,683	—	3,558,683	8.2%	—	—	—	—
John Marchetti(8)	236,417	—	236,417	—	—	—	—	—
Nicole Harvey	11,821	—	11,821	*	—	—	—	—
Chardan Capital Markets LLC(9)	15,000	—	15,000	*	—	—	—	—
Jonathan Biele	22,000	—	22,000	*	—	—	—	—
Perry Boyle	22,000	—	22,000	*	—	—	—	—
Roderick Hardamon	22,000	—	22,000	*	—	—	—	—
Jory Des Jardins	22,000	—	22,000	*	—	—	—	—
Hitesh Thakrar	22,000	—	22,000	*	—	—	—	—
Todd Thomson	22,000	—	22,000	*	—	—	—	—
BP Holdings XVII LP(10)	274,285	1,555,834	274,285	*	1,555,834	—	—	—
Energy Impact Credit Fund II LP(11)	121,920	691,568	121,920	*	691,568	—	—	—
Energy Impact Credit Fund I LP(12)	60,937	345,654	60,937	*	345,654	—	—	—

*Indicates less than one percent.

(1)	Excludes 40,000,000 Earnout Shares of Common Stock as the earnout contingencies have not yet been met.
(2)	Includes 1,217,906 shares held on behalf of the Phares 2021 GRAT dated July 9, 2021, of which Dr. Phares is trustee.
(3)	Jonas Grossman is the managing member of Sponsor. As such, Mr. Grossman may be deemed to have beneficial ownership of the common stock held directly by Sponsor. Mr. Grossman disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly. Certain other employees of CCM or its affiliates, have direct or indirect membership interests in Sponsor, and thus have pecuniary interests in certain of the reported shares. The business address of Sponsor and Mr. Grossman is 17 State Street, 21st Floor, New York, NY 10004.
(4)	Based on the Schedule 13D filed by the Sponsor on October 12, 2022. CCM, an affiliate of the Sponsor, is a broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. Mr. Kerry Propper, Mr. Steven Urbach and Mr. Jonas Grossman, are CCM’s Chairman, Chief Executive Officer and President, respectively, and are each Members and Managers of Chardan Securities LLC, which holds a controlling interest in CCM. Following the Closing, all investment and voting power over the shares held by CCM was delegated to Mr. Urbach. The business address of CCM is 17 State Street, Suite 2130, New York, NY 10004.
(5)	Excludes 4,627,858 CNTQ private warrants, which Warrant Holdings has agreed not to exercise to the extent that Warrant Holdings and its affiliates would be deemed to beneficially own more than 7.5% of the shares of common stock outstanding immediately after giving effect to such exercise. Warrant Holdings is an affiliate of the Sponsor. The business address of Warrant Holdings is 17 State Street, 21st Floor, New York, NY 10004.
(6)	Reflects 4,627,858 CNTQ private warrants, which Warrant Holdings has agreed not to exercise to the extent that Warrant Holdings and its affiliates would be deemed to beneficially own more than 7.5% of the shares of common stock outstanding immediately after giving effect to such exercise. The business address of Warrant Holdings is 17 State Street, 21st Floor, New York, NY 10004.

(7)	Includes 54,393 shares held on behalf of the Nichols GRAT I dated June 14, 2021, and 3,383,142 held on behalf of the Nichols Living Trust 2015, each of which Mr. Nichols is trustee. On November 4, 2022, Dragonfly announced that Mr. Nichols would be leaving Dragonfly on November 7, 2022.
(8)	Consists of 236,417 shares of common stock issuable upon the exercise of stock options.
(9)	CCM, an affiliate of the Sponsor, is a broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. Mr. Kerry Propper, Mr. Steven Urbach and Mr. Jonas Grossman, are CCM’s Chairman, Chief Executive Officer and President, respectively, and are each Members and Managers of Chardan Securities LLC, which holds a controlling interest in CCM. Following the Closing, all investment and voting power over the shares held by CCM was delegated to Mr. Urbach. The business address of CCM is 17 State Street, Suite 2130, New York, NY 10004. We have excluded from the number of shares beneficially owned prior to the offering all of the shares that CCM may be required to purchase upon the terms of the ChEF Equity Facility, because the issuance of such shares of common stock is solely at our discretion and is subject to conditions and limitations contained in the Purchase Agreement, the satisfaction of which are entirely outside of CCM’s control. Furthermore, the Purchase Agreement prohibits us from issuing and selling any shares of common stock to CCM to the extent such shares of common stock, when aggregated with all other common stock then beneficially owned by CCM and its affiliates, would cause CCM and its affiliates’ beneficial ownership of our common stock to exceed 9.9% of the outstanding voting power or shares of common stock.
(10)	Includes 274,285 shares purchased upon exercise of the $10 Warrants and 1,555,834 shares underlying the Penny Warrants.
(11)	Includes 121,920 shares purchased upon exercise of the $10 Warrants and 691,568 shares underlying the Penny Warrants.
(12)	Includes 60,937 shares purchased upon exercise of the $10 Warrants and 345,654 shares underlying the Penny Warrants.